

April 25, 2023

David Flitman
Chief Executive Officer
US Foods Holding Corp.
9399 W. Higgins Road, Suite 100
Rosemont, IL 60018

> **Re: US Foods Holding Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Response dated March 30, 2023**
> **File No. 001-37786**

Dear David Flitman:

We have reviewed your March 30, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 22, 2023 letter.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Reconciliations, page F-27

1. We note your response to comment 1. Please address the following:
   - Quantify the amount recorded for each of the categories provided.
   - It appears that costs related to distribution center pre-opening, the multi-year initiative to modernize your integrated technology platform and supply chain strategy would be critical to your operations, revenue generating activities and business strategy and thus represent normal, recurring, cash operating expenses necessary to operate your business. Please further explain why you believe they are appropriate or remove them from your non-GAAP measure. Refer to the guidance in Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial

Measures which notes that the staff would view an operating expense that occurs repeatedly or occasionally, including at irregular intervals, as recurring.

You may contact Tony Watson at (202) 551-3318 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services